UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

 FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

 COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Spanish Securities Market Act (“Ley del Mercado de Valores”):

1.
In relation to the 2013 Warrants issued by the capital increase trough the set-off of receivables1, PRISA has granted a public deed formalizing that capital increase corresponding to the 2013 Warrants exercised by certain Institutional Investors during April.

This public deed has been recorded in the Madrid Commercial Registry, on May 19, 2014, with entry number 554.

The total number of 2013 Warrants that have been exercised is 2,828,053 which have given place to the subscription of 2,828,053 new Class A common shares.

2.
In relation to non-voting convertible Class B shares issued by a capital increase against in-kind contributions[2], PRISA has granted a public deed formalizing (i) the conversion of 212,048 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement, and (ii) the issuance of 52,460 new Class A shares for the payment of the minimum dividend accrued until the conversion[3]. This public deed has been recorded in the Registry of Commerce of Madrid, on May 20, 2014, with entry number 555.

PRISA share capital, after this operations, amounts € 123,238,027.70 represented by: (a) 920,591,269 Class A common shares, of € 0.10 par value each, numbered consecutively from 1 to 920,591,269 and (b) 311,789,008 Class B convertible and non-voting shares, of € 0.10 par value each, numbered consecutively from 1 to 311,789,008.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, May 22, 2014

1 Resolution approving the issuance of warrants to certain of the Company’s creditors which include the right to subscribe Class A common shares through the set-off of receivables and the share capital increase by way of setting-off receivables to cover the exercise of the warrants, passed by the PRISA’s Extraordinary Shareholders Meeting held on December 10, 2013.

2 Capital increase agreement against in-kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV).

3 Amendment of minimum dividend rules for preferred non-voting convertible Class B shares and share capital increase by tranches, approved by the General Extraordinary Shareholders Meeting of PRISA held on 30th June 2012, reported by Relevant Information dated June 30, 2012 (Registration No.168774 on CNMV).

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”.

Following the Relevant Information dated April 10 and 11, 2014, with registration CNMV No. 203309 and 203329, regarding PRISA’s sale of 15 million shares in the company Mediaset España Comunicación, S.A., PRISA announces that the net proceeds from that sale have been used to buy back a portion of its financial debt at a discount. This has been done by way of a Dutch auction process aimed at its creditors and in accordance with the financing agreements signed in December 2013.

This Dutch auction process has been successfully completed today, the Company having agreed to buy back a total of €164.959.128 of debt, at an average discount of €0.2762 per euro (i.e., at a price of 72.38%).

Madrid, 22 May 2014

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 22, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors